Mail Stop 3561

December 28, 2007

Howard G. Berger, CEO
RadNet, Inc.
1510 Cotner Avenue
Los Angeles, CA 90025

     Re: **RadNet, Inc.**
              Form 10-K/T for the Transition Period from
              November 1, 2006 to December 31, 2006
              Filed April 17, 2007
              File No. 001-33307

Dear Mr. Berger:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. After our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Certain Relationships and Related Transactions, page 71

1.   In future filings, for transactions with related persons, please comply with the disclosure requirements of Item 404(a) of Regulation S-K. For example, in regards to the related transaction between RadNet and BRMG, please include the approximate dollar value of the amount involved in the transaction and the

approximate dollar value of the amount of the related person's interest in the transaction. See Item 404(a)(3) and (4) of Regulation S-K.

2.   In future filings, please disclose whether your policies and procedures for review, approval, or ratification of related person transactions are in writing and, if not, explain how you evidence your policies and procedures. See Item 404(b)(1)(iv) of Regulation S-K.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please contact Susann Reilly at 202-551-3236 if you have any questions.

      Sincerely,

      John Reynolds
      Assistant Director